FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    August 2008

Commission File Number   000-1415020

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2008	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

2

news release

401 Bay Street, Suite 2010,

P.O. Box 118

Toronto, Ontario

Canada M5H 2Y4

NYSE: TC
TSX: TCM, TCM.WT
Frankfurt: A6R

August 19, 2008

THOMPSON CREEK SIGNS OPTION AGREEMENT TO ACQUIRE UP TO 75% OF HIGH-GRADE MOLYBDENUM DEPOSIT

Thompson Creek Metals Company Inc. (the “Company”), one of the world’s largest, publicly traded, pure molybdenum producers, today announced that its wholly owned subsidiary, Thompson Creek Metals Company USA (“TCUSA”), has signed an Option Agreement with U.S. Energy Corp. ("USE") that gives TCUSA an option to acquire up to 75% in USE's Lucky Jack molybdenum property in Gunnison County, Colorado.

Under the Option Agreement, TCUSA has made a $500,000 payment to USE upon signing. Unless the Agreement is sooner terminated, TCUSA will pay $1 million annually to USE for six years beginning January 1, 2009 and ending January 1, 2014. TCUSA as the project manager will direct additional funds towards the assessment, environmental permitting, exploration and development of the property.

TCUSA can earn the right to acquire a 15% interest in the project by spending a total of

$15 million on the project, including the direct payments to USE, by June 30, 2011.TCUSA can exercise this right for up to 36 months after spending such amount. To earn a 50% interest, TCUSA must spend a cumulative total of $50 million by July 31, 2018.

After obtaining a 50% interest, TCUSA may elect to form a 50-50 joint venture with USE for further development, or may choose to raise its interest up to 75 percent by incurring an additional $350 million in project expenditures, for a cumulative total $400 million in expenditures and payments.

TCUSA has the right to withdraw from the project and associated payment commitments at any time for any reason. TCUSA will not assume any existing liabilities on or related to the property until it exercises its right to acquire an ownership interest in the property.

“We are extremely pleased to have the opportunity to become involved in a project of such high quality,” said Kevin Loughrey, Chairman and Chief Executive Officer of Thompson Creek. “The Lucky Jack Project is one of the largest, high-grade, undeveloped molybdenum deposits in the world, with a historical mineral resource in excess of 700 million pounds of molybdenum. The transaction we have entered into with U.S. Energy allows us to earn our way into property ownership by spending money to develop the project over a period up to 10 years, although we hope to advance the project to completion more quickly. The transaction is also particularly appropriate for Thompson Creek at this time because it gives the Company access to a world class ore body without the Company issuing additional shares, which currently are undervalued.

“As with any project of this magnitude, there are challenges. However, we are confident we can develop this deposit in a manner that is environmentally sound, a boon to the local community, and positive for our shareholders. Projects such as this represent hundreds of long-term jobs, millions of dollars of tax revenues, and significant opportunities for the local and state economies. Gunnison County is fortunate to have an asset of this quality within its borders.

“Naturally, we will review the details of the project and take a fresh look at all aspects of the previously planned development, and we will seek the input of the residents of the County. In addition, we will work, as we always do, with local, state, and federal officials and agencies to ensure that the project is developed in accordance with all applicable laws and regulations. Fortunately our Company has the experience and resources to develop and ultimately reclaim the property in a professional, efficient, and environmentally sound manner,” Mr. Loughrey said.

Summary History of Lucky Jack Project

The Lucky Jack molybdenum property is one of the largest and highest grade undeveloped primary molybdenum deposits in the world. The deposit is located beneath the surface of Mount Emmons, which is in Gunnison County three miles northwest of Crested Butte, Colorado. The project area is comprised of approximately 5,400 acres of patented and unpatented mining claims and millsite claims. The property is currently held and controlled (100%) by U.S. Energy Corp. (NASDAQ Capital Market: USEG).

Exploration activity conducted in the 1970s led to the discovery of the deposit (then known as the Mount Emmons deposit). By 1983, an estimated $150 million had been reportedly spent on the property acquisition, water rights, exploration, ore body delineation, mine planning, metallurgical testing and other activities involving the mineral deposit. The ore body has been delineated by a total of approximately 190,770 feet of core drilling on the property.

A 1998 mineral resource estimate based on the concept of underground mining with a 6,000 tons per day mill was summarized in an April 10, 2007 Behre Dolbear & Company Inc. technical report filed on Sedar by Kobex Resources Ltd. It showed a historical mineral resource of 166,654,000 tons grading 0.38% MoS2 (0.228% Mo) at a cutoff grade of 0.2% MoS2 (0.12% Mo). This resource contains 760 million pounds of molybdenum (Mo).

The historical estimates are the most recent estimates available, and Thompson Creek believes them to be relevant. However, the estimates should not necessarily be relied upon. Thompson Creek has not done the work necessary to have the historical estimates verified by a qualified person. The historical estimates were prepared under CIM standards in 1998, however they do not meet the current CIM Definition Standards on Mineral Resources and Mineral Reserves adopted in 2005 and the historical resource classification has also not been further categorized into measured and indicated mineral resources. Thompson Creek is not treating the historical estimates as a current mineral resource estimate under National Instrument 43-101.

Ken Collison, P.Eng., Chief Operating Officer, Thompson Creek Metals Company Inc., who is a qualified person under National Instrument 43-101, has reviewed and approved the contents of this news release.

About Thompson Creek Metals Company Inc.

Thompson Creek Metals Company Inc. is one of the largest publicly traded, pure molybdenum producers in the world. The Company owns the Thompson Creek open-pit molybdenum mine and mill in Idaho, a metallurgical roasting facility in Langeloth, Pennsylvania and a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia. Thompson Creek is also developing the Davidson Deposit, a high-grade underground molybdenum project near Smithers, B.C. The Company has approximately 800 employees. Its principal executive office is in Denver, Colorado, and it has other executive offices in Toronto, Ontario and Vancouver, British Columbia. More information is available at www.thompsoncreekmetals.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the United States Securities and Exchange Commission which is available at www.sec.gov. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Thompson Creek does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

For more information, please contact: Wayne Cheveldayoff, Director of Investor Relations Thompson Creek Metals Company Inc. Tel: 416-860-1438 Toll free: 1-800-827-0992 wcheveldayoff@tcrk.com	Dan Symons Renmark Financial Communications Inc. Tel.: 514-939-3989 dsymons@renmarkfinancial.com